Exhibit 4.1

EXECUTION VERSION

CERTIFICATE OF DESIGNATION
OF
SERIES A PREFERRED STOCK
OF
FOREST INVESTMENTS, INC.

(Pursuant to Section 151 of the
Delaware General Corporation Law)

NOW THEREFORE, BE IT RESOLVED, that pursuant to authority of the Board of Directors of Forest Investments, Inc. (the “Corporation”) set forth in Section B of Article IV of the Corporation’s Second Amended and Restated Certificate of Incorporation (as the same may be amended, modified, supplemented or restated from time to time, the “Certificate”) and Section 151 of the Delaware General Corporation Law (the “DGCL”), the Corporation certifies that the Board of Directors of the Corporation has approved this Certificate of Designation and has designated the powers, designations, preferences, and relative, participating, optional and other special rights and the qualifications, limitations and restrictions, of a series of Preferred Stock of the Corporation as set forth below:

1.         Designation of Amount.  Thirty-five thousand ten (35,010) shares of the authorized, undesignated and unissued Preferred Stock of the Corporation are hereby designated “Series A Preferred Stock” with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to “Sections” or “Subsections” in this Certificate of Designation refer to sections and subsections of this Certificate of Designation.

2.           Dividends.  From and after the date of the issuance of any shares of Series A Preferred Stock, dividends at the rate per annum of $90.00 per share shall accrue on such shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) payable quarterly, beginning in April 2021, by the fifth business day of each January, April, July and October; provided that during such time that a Non-Compliance Event (as defined below) shall have occurred and shall remain uncured, dividends shall accrue at a rate per annum of $110.00 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) payable quarterly (the “Series A Accruing Dividends”). Series A Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative but shall not be compounding; provided, however, that except as set forth in the following sentence of this Section 2 or in Section 3.1 and Section 6, such Series A Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Series A Accruing Dividends.  The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to the amount of the aggregate Series A Accruing Dividends then accrued on such share of Series A Preferred Stock and not previously paid; provided, however, that the foregoing shall not apply to any dividend or distribution contemplated to be made by the Corporation in the subscription agreement entered into by the Corporation in connection with the issuance of shares of Series A Preferred Stock.  A “Non-Compliance Event” shall mean: (a) the Corporation’s failure to pay the holders of the Preferred Stock two consecutive quarterly Series A Accruing Dividends when due; (b) if at any time the Board of Directors of the Corporation holds a meeting which a designee of a holder of Series A Preferred Stock (in its capacity as such) would otherwise have had the right to attend but failed to attend solely because such observer was not provided with the same notice of such meeting of the Board of Directors of the Corporation that the Corporation is required to provide to directors pursuant to the Amended and Restated Bylaws of the Corporation (as the same may be amended, modified, supplemented or restated from time to time, the “Bylaws”); (c) the Corporation’s failure to use the proceeds it receives from the issuance of shares of Series A Preferred Stock in the manner contemplated by the subscription agreement entered into by the Corporation in connection with such issuance within 10 days after the issuance of the shares of Series A Preferred Stock, (d) the Corporation’s breach of any provision of Section 2.03(d), (e) or (f), Section 3.01(g), Section 5.06 or Section 5.07 of the Stockholders Agreement, (e) the Corporation’s material breach of Article VI of the Stockholders Agreement, which breach has not been cured by the Corporation within 15 days after receiving notice of such breach, (f) the Corporation’s breach of Section 4.01 (solely to the extent Section 4.01 relates to the rights of holders of Series A Preferred Stock) or Section 4.02 of the Stockholders Agreement, (g) the Corporation’s breach of Section 4.3 of this Certificate of Designation, (h) the Corporation’s failure to redeem any remaining shares of Series A Preferred Stock then outstanding and pay when due the Mandatory Redemption Price in accordance with Section 6.1 following a Term Redemption or 382 Redemption, or (i) the Corporation’s failure to pay when due the Optional Redemption Price in accordance with Section 6.2 following an Optional Redemption.  The “Stockholders Agreement” means that certain Stockholders Agreement, dated December 29, 2020, by and among the Corporation and its stockholders.

3.            Liquidation, Dissolution or Winding Up.

3.1         Preferential Payments to Holders of Series A Preferred Stock.  In the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation (each, a “Liquidation Event”), the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock or any other series or class of Preferred Stock by reason of their ownership thereof, an amount per share equal to the Series A Original Issue Price, plus any Series A Accruing Dividends accrued but unpaid thereon, whether or not declared (such amount, the “Series A Liquidation Preference”).  If upon any such Liquidation Event the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Section 3.1, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.  The “Series A Original Issue Price” shall mean, as to the Series A Preferred Stock, $1,000.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Series A Preferred Stock.

3.2        Distribution of Remaining Assets. In the event of a Liquidation Event, after the payment in full of the Series A Liquidation Preference and payment in full of all preferential amounts required to be paid to the holders of shares of any other series or class of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.  For the avoidance of doubt, after payment of the full amount of the Series A Liquidation Preference to which they are entitled, the holders of shares of Series A Preferred Stock will have no right or claim to any of the remaining assets of the Corporation.  Notwithstanding anything herein to the contrary, in the event of a Liquidation Event, the holders of shares of Series A Preferred Stock shall only be entitled to receive an amount equal to the Series A Liquidation Preference.

3.3         Additional Rights.  In the event the requirements of this Section 3 are not complied with by the Corporation, the Corporation shall, to the fullest extent permitted by law, forthwith either (a) cause such Liquidation Event to be postponed until such time as the requirements of this Section 3 have been complied with or (b) cancel such Liquidation Event, in which event the designations, rights, powers, preferences and privileges of the holders of shares of Series A Preferred Stock shall revert to and be the same as such designations, rights, powers, preferences and privileges existing in this Certificate of Designation immediately prior to such Liquidation Event.

4.           Voting.

4.1         No Voting Rights. Except as may otherwise be required by non-waivable provision of the DGCL, other applicable law, the Stockholders Agreement, or this Certificate of Designation, the Series A Preferred Stock shall not be entitled to vote (or render written consents) on any matter submitted for a vote (or written consents in lieu of a vote as permitted by the DGCL, the Certificate and the Bylaws).

4.2        Voting Rights Triggering Events. The Corporation shall provide the holders of shares of Series A Preferred Stock with prompt written notice following the occurrence of a Voting Rights Triggering Event (such notice, a “Voting Rights Triggering Event Notice”). Following receipt of the Voting Rights Triggering Notice, the holders of a majority of the outstanding shares of Series A Preferred Stock shall have 30 days to determine whether to waive the Voting Rights Triggering Event.  In the event the holders of a majority of the outstanding shares of Series A Preferred Stock do not waive the Voting Rights Triggering Event, notwithstanding anything in the Certificate to the contrary, the number of members of the Corporation’s Board of Directors will immediately and automatically increase by one, and the holders of a majority of the outstanding Series A Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, may elect one member of the Board of Directors of the Corporation, which member shall serve on the Board of Directors of the Corporation until such time thereof as the term thereof shall terminate pursuant to Section 4.4. A “Voting Rights Triggering Event” shall mean the occurrence of any of the following events: (a) the Corporation’s failure to pay in cash the holders of shares of Series A Preferred Stock four consecutive quarterly Series A Accruing Dividends when due; and (b) the Corporation’s failure to comply with any mandatory redemption obligation with respect to the Series A Preferred Stock set forth in Section 6.1.

4.3         Series A Preferred Stock Protective Provisions.  At any time when shares of Series A Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate) the written consent or affirmative vote of the holders of a majority of the outstanding shares of Series A Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

(a)          (i) amend, alter or repeal any provision of the Certificate or the Bylaws, in each case in a manner that would be adverse and disproportionate to the rights, powers, preferences and privileges of the Series A Preferred Stock in comparison to the rights, powers, preferences and privileges of other classes or series of stock of the Corporation, or (ii) amend, alter or repeal any provision of this Certificate of Designation; or

(b)          create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the Series A Preferred Stock with respect to its rights, powers, preferences and privileges.

4.4         Term of Voting Rights Director.  The term of office of the director elected as a result of a Voting Rights Triggering Event shall continue until all dividends in arrears on the Series A Preferred Stock have been paid in full and all other Voting Rights Triggering Events have been cured or waived, at which time the term of office of any such director shall terminate and such director shall no longer be a director of the Corporation. So long as the holders of Series A Preferred Stock are entitled to elect a director in accordance with Section 4.2 and this Section 4.4, then the holders of a majority of the outstanding Series A Preferred Stock may, voting as a separate class, remove such director or fill any vacancy that may occur, whether resulting from the death, resignation, disqualification or removal of such director.

5.            Conversion. The shares of Series A Preferred Stock are not convertible into or exchangeable for any other property or securities of the Corporation.

6.            Redemption.

6.1          Mandatory Redemption.  Shares of Series A Preferred Stock shall be redeemed by the Corporation on the earlier of (a) the seventh anniversary of the date of issuance of the Series A Preferred Stock (a “Term Redemption”) and (b) immediately prior to the consummation of a 382 Transaction (as such term is defined in the Stockholders Agreement) (a “382 Redemption”) (the date of either a Term Redemption or 382 Redemption, a “Mandatory Redemption Date”) out of funds lawfully available therefor at a price per share equal to (i) 100% of the then applicable Series A Liquidation Preference in the case of a Term Redemption or (ii) in the case of a 382 Redemption, (A) 103% of the then applicable Series A Liquidation Preference if the Mandatory Redemption Date occurs prior to the fourth anniversary of the date of issuance of the Series A Preferred Stock (the “Series A Original Issue Date”), (B) 102% of the then applicable Series A Liquidation Preference if the Mandatory Redemption Date is on or after the fourth anniversary of the Series A Original Issue Date, but prior to the fifth anniversary of the Series A Original Issue Date, (C) 101% of the then applicable Series A Liquidation Preference if the Mandatory Redemption Date is on or after the fifth anniversary of the Series A Original Issue Date, but prior to the sixth anniversary of the Series A Original Issue Date, or (D) 100% of the then applicable Series A Liquidation Preference if the Mandatory Redemption Date is on or after the sixth anniversary of the Series A Original Issue Date (such total amount in either case, being the “Mandatory Redemption Price”). In the event of a Term Redemption, the Mandatory Redemption Price shall be payable to the holders of Series A Preferred Stock in immediately available funds no later than 30 days after the Mandatory Redemption Date and in the event of a 382 Redemption, the Redemption Price may be paid immediately following the closing of the 382 Transaction.

6.2          Optional Redemption.  Unless prohibited by Delaware law governing distributions, shares of Series A Preferred Stock shall be redeemable at the Corporation’s election (any such full or partial redemption prior to the Mandatory Redemption Date, an “Optional Redemption”) as follows: (a) for an amount per share equal to 103% of the then applicable Series A Liquidation Preference if the Optional Redemption Date is prior to the fourth anniversary of the Series A Original Issue Date and the redemption is required or otherwise contemplated by Section 5.06 or Section 5.07 of the Stockholders Agreement or (b) at any time following the third anniversary of the Series A Original Issue Date for an amount per share equal to: (i) 103% of the then applicable Series A Liquidation Preference if the Optional Redemption Date is prior to the fourth anniversary of the Series A Original Issue Date, (ii) 102% of the then applicable Series A Liquidation Preference if the Optional Redemption Date is on or after the fourth anniversary of the Series A Original Issue Date, but prior to the fifth anniversary of the Series A Original Issue Date, (iii) 101% of the then applicable Series A Liquidation Preference if the Optional Redemption Date is on or after the fifth anniversary of the Series A Original Issue Date, but prior to the sixth anniversary of the Series A Original Issue Date, or (iv) 100% of the then applicable Series A Liquidation Preference if the Optional Redemption Date is on or after the sixth anniversary of the Series A Original Issue Date (such applicable amount being the “Optional Redemption Price” and together with the Mandatory Redemption Price, as applicable, the “Redemption Price”). The date of the applicable redemption under this Section 6.2 shall be referred to as a “Optional Redemption Date” (a Mandatory Redemption Date or Optional Redemption Date, as applicable, a “Redemption Date”). The Optional Redemption Price shall be payable to the holders of Series A Preferred Stock in immediately available funds no later than 30 days after an Optional Redemption Date.

6.3        Redemption Notice.  The Corporation shall send written notice of the redemption (the “Redemption Notice”) to each holder of record of Series A Preferred Stock no later than on the Mandatory Redemption Date or, in connection with an Optional Redemption, 40 days prior to the applicable Optional Redemption Date.  Each Redemption Notice shall state:

(a)          the number of shares of Series A Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice; which may be less than all of the shares of Series A Preferred Stock held by such holder in the case of an Optional Redemption;

(b)           the Redemption Date and the Redemption Price; and

(c)           that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series A Preferred Stock to be redeemed.

6.4         Surrender of Certificates; Payment.  On or before the applicable Redemption Date, each holder of shares of Series A Preferred Stock to be redeemed on such Redemption Date, shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the applicable Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof.

6.5         Interest.  Solely to the extent that the applicable Redemption Price in respect of any shares of Series A Preferred Stock that are the subject of a Redemption Notice is not paid when due pursuant to this Section 6 and, notwithstanding Section 6.7, such shares are nonetheless determined to be redeemed under applicable law prior to the payment of the applicable Redemption Price such that no dividends would continue to accrue as contemplated by Section 2, then in lieu of any such dividends that would have otherwise accrued after the applicable Redemption Date, the Corporation shall pay interest on the unpaid Redemption Price applicable to such unredeemed shares at an aggregate per annum rate equal to eleven percent (11%), with such interest to accrue daily in arrears, until such Redemption Price is paid in full; provided, however, that in no event shall such interest exceed the maximum permitted rate of interest under applicable law (the “Maximum Permitted Rate”).  In the event any provision hereof would result in the rate of interest payable hereunder being in excess of the Maximum Permitted Rate, the amount of interest required to be paid hereunder shall automatically be reduced to eliminate such excess; provided, however, that any subsequent increase in the Maximum Permitted Rate shall be retroactively effective to the applicable Redemption Date to the extent permitted by law.

6.6        Rights Subsequent to Redemption.  If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Series A Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that the certificates evidencing any of the shares of Series A Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series A Preferred Stock shall cease to accrue after such Redemption Date and all rights, powers, preferences and privileges with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of their certificate or certificates therefor.

6.7         Insufficient Funds for Redemption; Rights Prior to Redemption.  In the event of (a) a Term Redemption or a 382 Redemption, if the Corporation does not have sufficient funds legally available to redeem on the Mandatory Redemption Date all remaining shares of Series A Preferred Stock then outstanding or (b) an Optional Redemption, if the Corporation does not have sufficient funds legally available to redeem on the Optional Redemption Date all shares of Series A Preferred Stock as contemplated by the Redemption Notice, in each case, the Corporation shall redeem a pro rata portion of each holder’s redeemable shares of such capital stock out of funds legally available therefor, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the legally available funds were sufficient to redeem all such shares, and shall redeem the remaining shares to have been redeemed as soon as practicable after the Corporation has funds legally available therefor.  Notwithstanding anything herein to the contrary, until payment of the applicable Redemption Price, any shares of Series A Preferred Stock subject to redemption pursuant to this Section 6 shall not be deemed redeemed and shall remain outstanding and the holders of such shares of Series A Preferred Stock shall continue to be entitled to all the rights, powers, preferences and privileges provided in this Certificate of Designation, including the accrual of dividends in accordance with Section 2.

7.            Tax.

7.1          General. The Corporation and the holders of shares of Series A Preferred Stock agree that the shares of Series A Preferred Stock are intended to constitute (a) equity for U.S. federal income (and applicable state and local) tax purposes, and (b) preferred stock described in Section 1504(a)(4) of the Code.

7.2          DRD Gross-Up Distributions.

(a)           If any amounts treated for U.S. federal income tax purposes as distributions with respect to the Series A Preferred Stock, including any deemed distributions under Section 305(c) of the Code (“Distributions”), are taken into account for U.S. federal income tax purposes by a Corporate Holder and do not qualify in whole or in part for the benefit of the dividends received deduction under Section 243 of the Code (the “DRD”) because the Corporation does not have sufficient “earnings and profits” for U.S. federal income tax purposes (“E&P”) with respect to all or a portion of such Distributions (such amounts that do not so qualify, the “Non-DRD Amount”), then the Corporation shall make an additional distribution, at the time set forth in Section 7.2(e), of cash to such Corporate Holder in an amount equal to: (i) the sum of (x) the Hypothetical Tax Rate multiplied by the dollar amount of the DRD that such Corporate Holder would have been entitled to with respect to the Non-DRD Amount if the Corporation had sufficient E&P, and (y) the amount of any interest and/or penalties payable by such Corporate Holder to any taxing authority with respect to the Non‑DRD Amount or as a result of the receipt by such Corporate Holder of additional distributions under this Section 7.2; divided by (ii) one minus the Hypothetical Tax Rate (such quotient being the “DRD Gross-Up Distribution”). For example, if a Corporate Holder receives a $100,000 Distribution and the Non-DRD Amount with respect to such Distribution is $100,000 (i.e., the Corporation has $0 E&P), the DRD percentage with respect to such Distribution under Section 243 of the Code is 50%, the Hypothetical Tax Rate is 28%, and there are $0 of the interest and penalties described in clause (y) above, then the DRD Gross-Up Amount would equal $19,444.44, computed as follows: (28% x ($100,000 x 50%)) / (1 - .28).

(b)           For the avoidance of doubt, if, following any Distribution, the Corporation’s E&P is determined by the Corporation or the U.S. Internal Revenue Service to be less than the amount of E&P utilized in calculating (i) whether a DRD Gross-Up Distribution was required to be made with respect to such Distribution and/or (ii) the amount of such DRD Gross-Up Distribution, then the Corporation will make an additional DRD Gross-Up Distribution to the Corporate Holder equal to the excess of (x) the amount of the DRD Gross-Up Distribution the Corporation would have been required to make to such Corporate Holder under Section 7.2(a) based on the Corporation’s subsequently determined E&P, over (y) the amount of the DRD Gross-Up Distribution previously made to such Corporate Holder with respect to such taxable year. The obligations of the Corporation pursuant to this Section 7.2(b) shall survive a Disposition, redemption or other transfer of the Series A Preferred Stock.

(c)          If, following the payment of a DRD Gross-Up Distribution to a Corporate Holder, the Corporation’s E&P is determined by the Corporation or the U.S. Internal Revenue Service to be greater than the amount of E&P utilized in calculating such DRD Gross-Up Distribution, then such Corporate Holder will promptly transfer to the Corporation an amount of cash equal to the excess of (i) the amount of such DRD Gross-Up Distribution, over (ii) the amount of the DRD Gross-Up Distribution the Corporation would have been required to make to such Corporate Holder under Section 7.2(a) based on the Corporation’s subsequently determined E&P. The obligations of a Corporate Holder pursuant to this Section 7.2(c) shall survive a Disposition, redemption or other transfer of the Series A Preferred Stock.

(d)         With respect to any E&P redetermination described in Sections 7.2(b) or 7.2(c) above, the Corporation shall promptly furnish to the Corporate Holder documentation (including information and records) supporting in reasonable detail such redetermination.

(e)          Any DRD Gross-Up Distribution required to be made by the Corporation shall be made by the Corporation no later than the 10th day after delivery of written notice by the Corporate Holder to the Corporation that the Relevant Time has occurred (including any supporting information reasonably necessary to calculate the DRD Gross-Up Distribution) (such date, the “DRDGU Due Date”).

7.3          Section 1059 Gross-Up Distributions.

(a)           If a Corporate Holder receives any dividend, distributions with respect to the Series A Preferred Stock (including any DRD Gross-Up Distribution) or other payment treated as a dividend under the Code, that constitutes in whole or in part an “extraordinary dividend” under Section 1059(c)(1) of the Code or would otherwise be subject to Section 1059 of the Code (an “Extraordinary Dividend”), then the Corporation shall make an additional distribution, at the time set forth in Section 7.3(b), of cash to such Corporate Holder in an amount equal to: (i) the sum of (x) the Hypothetical Tax Rate multiplied by the sum of (A) the amount of any reduction in such Corporate Holder’s tax basis in its Series A Preferred Stock as a result of the application of Section 1059 of the Code to the Extraordinary Dividend, and (B) without duplication, the amount of any capital gain recognized as a result of the application of Section 1059 of the Code to the Extraordinary Dividend, and (y) the amount of any interest and/or penalties payable by such Corporate Holder to any taxing authority as a result of the application of Section 1059 of the Code to the Extraordinary Dividend; divided by (ii) one minus the Hypothetical Tax Rate (such quotient being the “Section 1059 Gross-Up Distribution”).

(b)          Any Section 1059 Gross-Up Distribution required to be made by the Corporation shall be made by the Corporation no later than the 10th day after delivery of written notice by the Corporate Holder to the Corporation that the Relevant Time has occurred (including any supporting information reasonably necessary to calculate the Section 1059 Gross-Up Distribution) (such date, the “1059GU Due Date”).

7.4          Definitions. For purposes of this Certificate of Designation, the following terms shall have the meanings specified:

(a)           “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

(b)          “Corporate Holder” shall mean (i) J.P. Morgan Broker-Dealer Holdings Inc., a Delaware corporation or (ii) any affiliate thereof treated as a corporation for U.S. federal income tax purposes that holds Series A Preferred Stock either directly or indirectly through an entity that is treated as a partnership or disregarded entity (or other form of pass-through entity) for U.S. federal income tax purposes.

(c)           “Disposition” shall mean, with respect to Series A Preferred Stock in respect of which Distributions or Extraordinary Dividends were made (or deemed made), (i) any redemption by the Corporation of such Series A Preferred Stock or (ii) any taxable disposition (whether actual or deemed by the Code) of such Series A Preferred Stock.

(d)           “Hypothetical Tax Rate” shall mean the sum of (i) the highest U.S. federal marginal income tax rate applicable to corporations (as measured for the applicable tax year in which the relevant DRD Gross-Up Distribution or Section 1059 Gross-Up Distribution is to be made) and (ii) 5.00%.

(e)          “Relevant Time” shall mean, with respect to Series A Preferred Stock on which any Distribution or Extraordinary Dividends were made (or deemed made), the earliest of (a) the due date, including extensions, for the Corporate Holder’s federal income tax return for the year in which a Disposition of such Series A Preferred Stock occurs (or, if earlier, with respect to any portion of the Distribution or Extraordinary Dividend that is required to be taken into account in any estimated tax payments for the Corporate Holder’s federal income tax return for the year of any Disposition, the date such estimated tax payment is due, including extensions) or (b) the time at which such Distribution or Extraordinary Dividend is taxable.

8.           Redeemed or Otherwise Acquired Shares.  Any shares of Series A Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred.  Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights, powers, preferences or privileges granted to the holders of Series A Preferred Stock following redemption.

9.            Waiver.  Any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth herein may be waived on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series A Preferred Stock then outstanding.

10.         Notices. Any notice required or permitted by the provisions of this Certificate of Designation to be given to a holder of shares of Series A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

*     *     *

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be signed by the undersigned, this _29_ day of December, 2020

FOREST INVESTMENTS, INC.

By:	/s/ Adam Kleinman
Name:	Adam Kleinman
Title:	President